Exhibit 99.1

China Finance Online Announces Receipt of Nasdaq Delisting Notice

BEIJING, August 13, 2021 /PRNewswire/ -- China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese individual investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced that on August 11, 2021, it has received a notice from the Nasdaq Stock Market LLC (“Nasdaq”) stating that the Staff has determined that the Company had not been able to provide a satisfactory definitive plan to regain compliance with the $10 million minimum stockholders’ equity requirement for continued listing on the Nasdaq Global Select Market under Nasdaq Listing Rule 5450(b)(1)(A) or sustain such compliance over an extended period of time. As of December 31, 2020, the Company’s shareholders’ equity was approximately $4.6 million. The Company also does not meet the continued listing requirements under alternative standards relating to the market value of listed securities or the total assets or total revenue of the Company. The Staff cited that the Company’s proposed timeframe to regain compliance is beyond the 180-day period available under Nasdaq Listing Rule 5810(c)(2)(B) and that the Company’s history of loss would negatively affect the Company’s ability to regain or sustain compliance. The Staff had determined to seek to delist the Company's securities from Nasdaq unless the Company requests a hearing before the Nasdaq Hearings Panel (the “Panel”) by August 18, 2021.

The Company intends to timely request a hearing before the Panel. Such request will stay any suspension or delisting action by Nasdaq pending the Panel’s decision. There can be no assurance that the Panel will grant the Company’s request for continued listing. If the Panel does not grant the Company’s request for continued listing, its securities will be subject to delisting and the liquidity and marketability of the Company’s American Depositary Shares would be adversely affected.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a delisting notification.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese individual investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers.  The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China.  In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China.  Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions.  China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  The statements contained herein reflect management’s current views with respect to future events and financial performance.  These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, this release contains the following forward-looking statements regarding:

•	liquidity and sources of funding, including our ability to continue operating as a going concern;
•	our prospect and our ability to attract new users;

•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, substantial doubt about ability to continue as a going concern, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income.  Furthermore, we have recurring losses from operation and inability to generate sufficient cash flow to meet our obligation and sustain our operations and face uncertainty as to the operation impact of the COVID-19 outbreak, that raise substantial doubt about our ability to continue as a going concern.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”.  The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online

+86-10-8336-3100

ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com